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EXHIBIT 4.6

AMENDMENT NO. 2 TO
LOAN AND SECURITY AGREEMENT

        THIS AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT ("Amendment") is dated as of December 21, 2001 and is entered into by and between Imation Corp. and Imation Enterprises Corp. (collectively, the "Borrower"), the various financial institutions that are or may from time to time become parties to the Agreement referred to below (collectively, the "Lenders," and individually, a "Lender"), Bank of America, N.A. (successor in interest to BankAmerica Business Credit, Inc.), as agent and collateral agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "Collateral Agent"), and Fleet Capital Corp. ("Fleet") and Bank One, N.A. ("Bank One") as syndication agents and co-agents (in such capacities, together with their successors and assignees in such capacity the "Co-Agents" and collectively with the Collateral Agent, the "Agents"). All capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to them in the Agreement (as hereinafter defined).

WITNESSETH

        WHEREAS, the Borrower, the Lenders, and the Agents have entered into that certain Loan and Security Agreement dated as of December 31, 1998, as amended and supplemented (the "Agreement");

        WHEREAS, the Borrower desires to amend the Agreement and the Agents and the Lenders are willing to do so, subject to the terms and conditions stated herein;

        WHEREAS, Fleet does not wish to continue as a Co-Agent and Lender under the Agreement and therefore as of the Amendment Effective Date it is the intention of the Borrower, the Collateral Agent, the remaining Co-Agent and the Lenders to reallocate the Commitments; and

        WHEREAS, as of the Amendment Effective Date, The Bank of New York is to be designated as a co-agent and as a syndication agent for the Lenders (in such capacities, together with Bank One as of the Amendment Effective Date, the "Co-Agents");

        NOW, THEREFORE, in consideration of the premises herein contained and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Borrower, the Co-Agents, the Agent and the Lenders hereby agree as follows:

        Section 1.    Amendment to the Agreement.    The Agent, Co-Agents, Lenders and Borrower agree that the Agreement shall be amended as follows:

          A.    Amendment to Section 1.    Section 1 of the Agreement is amended to add the following additional definitions:

            "Adjusted Account Advance Rate" means, calculated as of the first day of each month and rounded down to the nearest whole number that is a multiple of five, the percentage determined by subtracting the Dilution Percentage plus ten percentage points from 100%; provided that if the Dilution Percentage is less than or equal to 5%, the Adjusted Account Advance Rate shall be eighty-five percent (85%). For example, if the Dilution Percentage were 12%, the Adjusted Account Advance Rate would be 75% (12% plus 10% equals 22%, which is subtracted from 100% and then rounded down to the nearest multiple of five).

            "Amendment Effective Date" means January 1, 2002.

            "Cash" means, when used in connection with any Person, all monetary and non-monetary items owned by that Person that are treated as cash in accordance with GAAP and that are physically located within the United States of America.

            "Cash Equivalents" means, when used in connection with any Person, that Person's Investments in:

              (a)  Government Securities, provided that such obligations mature within two years from the date of acquisition thereof;

              (b)  certificates of deposit maturing within one year from the date of acquisition, bankers' acceptances, Eurodollar bank deposits, or overnight bank deposits, in each case issued by, created by, or with a Lender or Lender Affiliate or with a bank or trust company organized under the laws of the United States or any state thereof having capital and surplus aggregating at least $100,000,000;

              (c)  commercial paper given the highest rating by a national credit rating agency and not more than one year from the date of creation thereof;

              (d)  corporate notes and bonds maturing within two years rated "A" category long-term rating by (at least) two NSRO's at the time of purchase,

              (e)  asset-backed securities maturing within two years rated AAA by S&P or Moody's;

              (f)    repurchase agreements covering Government Securities executed by a broker or dealer registered under Section 15(b) of the Securities Exchange Act of 1934, as amended, having on the date of the Investment capital of at least $50,000,000, due within 90 days after the date of the making of the Investment; provided that the maker of the Investment receives written confirmation of the transfer to it of record ownership of the Government Securities on the books of a "primary dealer" in such Government Securities or on the books of such registered broker or dealer, as soon as practicable after the making of the Investment; and

              (g)  a readily redeemable "money market mutual fund" sponsored by a bank described in clause (b) hereof, or a registered broker or dealer described in clause (f) hereof, that has and maintains an investment policy limiting its investments primarily to instruments of the types described in clauses (a) through (f) hereof and given on the date of such Investment a credit rating of at least Aa3 by Moody's Investors Service, Inc. and AA—by Standard & Poor's Rating Group (a division of McGraw-Hill, Inc.).

            "Dilution Percentage" means the percent, calculated as of the first day of each month and rounded up to the nearest whole percent, obtained by dividing (i) the sum of all adjustments during the prior twelve months made to the Accounts to reflect correcting adjustments which consist of short pays or other disputed amounts, uncollectible items being transferred to the bad debt allowance account, reclassifications, other non-cash credits, allowances, discounts, write-offs or other offsets to the Accounts which the Collateral Agent, in its reasonable commercial discretion, deems appropriate to reduce the value of Accounts, by (ii) the gross amount of all Accounts created by the Borrowers during the prior twelve months.

            "Government Securities" means readily marketable direct obligations of the United States of America or obligations fully guaranteed by the United States of America.

            "Investment" means (a) any investment by either Borrower in any joint venture, partnership, corporation, limited liability company or other entity, whether by acquisition of stock or debt, or by loan (or other extension of credit), advance, transfer of property out of the ordinary course of business, capital contribution, payment pursuant to a guaranty or any other contingent liability of the applicable Borrower in respect of liabilities of such entity, or otherwise, and (b) any investment in, or payment or expenditure with respect to, any asset (or other property) or business venture.

            "Liquidity Amount" means, at any time, the sum of (i) the Borrowing Base Availability plus (ii) the Cash and Cash Equivalents owned by the Borrowers.

          B.    Amendment to Section 1.    The definitions of "Borrowing Base," "Machinery and Equipment Component," "Revolver Facility", "Stated Termination Date" and "Unused Letter of Credit Subfacility" contained in Section 1 are amended to read as follows:

            "Borrowing Base" means, at any time, the sum of (a) seventy-five percent (75%) ("Account Advance Rate") of the Net Amount of Eligible Accounts at such time, provided, however, beginning as of January 1, 2002, the Account Advance Rate shall be the Adjusted Account Advance Rate; plus (b) an amount equal to the lesser of (1) $50,000,000, and (2) fifty percent (50%) of the value of Eligible Inventory at such time; plus (c) the Machinery and Equipment Component at such time. In no event shall the Adjusted Account Advance Rate exceed eighty-five percent (85%).

            "Machinery and Equipment Component" means an amount equal to $21,150,000, such amount to be reduced by $2,350,000 on the first day of each calendar quarter commencing January 1, 2002. The Borrowers may at any one time during the term of the Agreement provide to the Collateral Agent an orderly liquidation appraisal of the Equipment owned by the Borrowers from an appraiser acceptable to the Collateral Agent for the purpose of increasing the Machinery and Equipment Component to an amount not greater than the lesser of (i) $30,000,000, and (ii) 80% of the appraised orderly liquidation value of such Equipment ("Revised Equipment Amount"). Such increase to be effective upon delivery to the Collateral Agent of (i) an appraisal reasonably satisfactory to the Collateral Agent and (ii) evidence that the Collateral Agent has a perfected first priority security interest in the Equipment free of all liens other than Permitted Liens. In the event the Equipment and Machinery Component has been increased to the Revised Equipment Amount, as provided in the previous sentence, the Equipment and Machinery Component shall thereafter be reduced by one-twentieth of the Equipment and Machinery Component on the first day of each calendar quarter beginning with the calendar quarter immediately following the increase in the Equipment and Machinery Component created by the Revised Equipment Adjustment. The Machinery and Equipment Component shall be further reduced (both before and after any increase in the Machinery and Equipment Component as a result of a Revised Equipment Amount) by an amount equal to eighty percent (80.0%) of the appraised orderly liquidation value of any item of Equipment included in the applicable appraisal which shall be lost, damaged (to the extent of the damage), destroyed, condemned, sold, or otherwise disposed of, and increased in the event that the applicable Borrower acquires replacement Equipment for any Equipment so lost, damaged, destroyed, condemned, sold or otherwise disposed of, such increase (a) to be effective upon delivery to the Collateral Agent of (i) an appraisal of such replacement Equipment reasonably satisfactory to the Collateral Agent and (ii) evidence that the Collateral Agent has a perfected first priority security interest in such replacement Equipment, free of all Liens other than Permitted Liens, and (b) to be in an amount equal to the lesser of (i) 80% of the appraised orderly liquidation value of such replacement Equipment and (ii) the amount of the reduction in the Machinery and Equipment Component as a result of the loss, damage, destruction, condemnation, sale or other disposition of the Equipment so replaced.

            "Revolver Facility" means, as the context may require, either (a) $100,000,000, or (b) the agreement by the Lenders to provide Revolving Loans and Letters of Credit up to such amount subject to the terms of this Agreement.

            "Stated Termination Date" means December 31, 2003.

            "Unused Letter of Credit Subfacility" means an amount equal to the lesser of $50,000,000 minus the aggregate maximum undrawn face amount of all outstanding Letters of Credit and the amount of unpaid reimbursement obligations with respect to all Letters of Credit.

          C.    Amendment to Section 3.    Section 3.1(a) of the Agreement is amended in its entirety to read as follows:

            3.1(a)    Interest Rates.    All outstanding Obligations shall bear interest on the unpaid principal amount thereof (including, to the extent permitted by law, on interest thereon not paid when due) from the date made until paid in full in cash at a rate determined by reference to the Reference Rate or the LIBO Rate and Sections 3.1(a)(1) or (2), as applicable, but not to exceed the Maximum Rate described in Section 3.4. Subject to the provisions of Section 3.2, any of the Loans may be converted into, or continued as, Reference Rate Loans or LIBOR Loans in the manner provided in Section 3.2. If at any time Loans are outstanding with respect to which notice has not been delivered to the Collateral Agent, in accordance with the terms of this Agreement specifying the basis for determining the interest rate applicable thereto, then those Loans shall be Reference Rate Loans and shall bear interest at a rate determined by reference to the Reference Rate until notice to the contrary has been given to the Collateral Agent and such notice has become effective. Except as otherwise provided herein, the outstanding Obligations shall bear interest as follows:

              (1)  For all Obligations other than LIBOR Loans, including all Loans which are Reference Rate Loans, at a fluctuating per annum rate equal to the Applicable Reference Rate Margin, plus the Reference Rate; and

              (2)  For LIBOR Loans, at a per annum rate equal to the Applicable LIBOR Margin, plus the LIBO Rate determined for the applicable Interest Period.

  The Applicable Reference Rate Margin, the Applicable LIBOR Margin and the Applicable L/C Fee Margin will be zero percent (0.0%), one and one-quarter percent (1.25%) and one and one quarter percent (1.25%), respectively as of the Amendment Effective Date. Thereafter, the Applicable Margins will be adjusted (up or down) on a quarterly basis as determined by the applicable Interest Coverage Ratio (determined as of the last day of each fiscal quarter thereafter, for the four fiscal quarters ending on such day). Such adjustments shall be effective, on a retroactive basis, as of the first day of the fiscal quarter immediately following the fiscal quarter for which such Interest Coverage Ratio shall have been determined, following the Collateral Agent's receipt of the applicable quarterly unaudited Financial Statements demonstrating the basis for an adjustment. Concurrently with the delivery of such Financial Statements, Imation (for itself and as agent for Enterprise) shall deliver to the Collateral Agent and the Lenders a certificate, signed by its chief financial officer, its treasurer or any of its assistant treasurers, setting forth in reasonable detail the basis for the continuance of, or any change in, the Applicable Margins. Failure to timely deliver such Financial Statements shall, in addition to any other remedy provided for in this Agreement, result in an increase in the Applicable Margins to the highest level set forth in the foregoing grid, effective for each day on which such Financial Statements shall not have been delivered on a timely basis. If a Default or an Event of Default shall have occurred or be continuing at the time any reduction in the Applicable Margins is to be implemented, that reduction shall be deferred until the date on which such Default or Event of Default is waived or cured. Adjustments in Applicable Margins will be determined by reference to the following grids:

If Interest Coverage Ratio is:	Level of Applicable Margins:
greater than or equal to 4.5 to 1.0	Level I
greater than or equal to 3.5 to 1.0, but less than 4.5 to 1.0	Level II
greater than or equal to 2.5 to 1.0, but less than 3.5 to 1.0	Level III
less than 2.5 to 1.0	Level IV

Applicable Margins

	Level I	Level II	Level III	Level IV
Applicable Reference Rate Margin	0.0%	0.0%	0.25%	0.5%
Applicable LIBOR Margin	1.25%	1.5%	1.75%	2.0%
Applicable L/C Fee Margin	1.25%	1.5%	1.75%	2.0%

  Each change in the Reference Rate shall be reflected in the interest rate described in clause 3.1(a)(1) above as of the effective date of such change. All interest charges shall be computed on the basis of a year of 360 days and actual days elapsed. Except as otherwise provided herein, interest accrued on each Loan shall be payable in arrears on the first day of each month hereafter.

          D.    Amendment to Section 3.    Section 3.5 of the Agreement is amended in its entirety to read as follows:

            3.5    Agent's Fee.    The Borrowers will pay the Collateral Agent, solely for its own account, a monthly collateral monitoring fee (the "Collateral Monitoring Fee") in the amount of $8,333.33 on the first day of each month beginning as of January 1, 2002. Each Collateral Monitoring Fee shall be fully earned by the Collateral Agent on such date on which it is payable and shall be financed by the Lenders as Revolving Loans.

          E.    Amendment to Section 3.    Section 3.8 of the Agreement is amended in its entirety to read as follows:

            3.8    Audit Fees.    The Borrowers shall pay to the Collateral Agent, solely for its own account, all costs and fees reasonably incurred by the Collateral Agent's internal auditors in connection with audits of the Borrowers performed by the Collateral Agent during the term of this Agreement; provided, however, that such audits shall not be performed more than once during any twelve (12) month period; provided, further, however, that notwithstanding the previous proviso such audits may be performed twice during any twelve (12) month period in the event the Liquidity Amount is less than $200,000,000 at any time during the prior twelve (12) months; and provided, further, that such audits may be performed at any time during the existence of an Event of Default. The Collateral Agent's auditors shall be billed at a rate of $750 per day per auditor plus reasonably incurred out-of-pocket expenses (including travel expenses).

        F.    Amendment to Section 3.    Section 3 of the Agreement is amended by adding a new Section 3.9 and a new Section 3.10 to read as follows:

            3.9    Amendment Closing Fee.    The Borrowers shall pay to the Collateral Agent, for the account of the Lenders, an amendment closing fee ("Amendment Closing Fee") in the amount of $500,000 on the Amendment Effective Date.

            3.10    Arrangement Fee.    The Borrowers shall pay to the Collateral Agent, solely for its own account, an arrangement fee ("Arrangement Fee") in the amount of $50,000 on the Amendment Effective Date.

          G.    Amendment to Section 4.    Section 4.2(a) of the Agreement is deleted and shall have no further force or effect.

          H.    Amendment to Section 5.    Section 5.7 of the Agreement is amended in its entirety to read as follows:

            5.7    Collateral Reporting.    The Borrowers will provide the Collateral Agent with the following documents with respect to the Collateral at the following times in form reasonably satisfactory to the Collateral Agent: (a) a Borrowing Base Certificate, a consolidating aging of accounts receivable reconciled to the Borrowers' general ledger, a summary perpetual inventory report by product type and by operating division, and a consolidating calculation of ineligible Accounts and Inventory, in each case on a monthly basis, by the twentieth (20th) day of each calendar month for the then immediately preceding calendar month, provided, that in the event that the Aggregate Revolver Outstandings are greater than zero for seven consecutive days, a Borrowing Base Certificate (which need not include an update of the calculation of ineligible Accounts and Inventory), such aging report and inventory report shall be provided on a weekly basis, by the third Business Day of each week for the then immediately preceding week; (b) upon the Collateral Agent's reasonable request, copies of invoices, customer statements, credit memos, remittance advices and reports, deposit slips, shipping and delivery documents, purchase orders, invoices and delivery documents for Inventory and Equipment acquired by the Borrowers; (c) a calculation of the Borrowers' then existing Liquidity Amount as of the month end by the twentieth day of each calendar month for the then immediately preceding calendar month; (d) a calculation of the Borrowers' then existing Dilution Percentage as of the month-end by the twentieth (20th) day of each calendar month for the then immediately preceding calendar month; (e) such other reports as to the Collateral as the Collateral Agent or any Lender shall reasonably request from time to time; and (f) with the delivery of each of the foregoing, a certificate of each Borrower executed by an officer thereof certifying as to the accuracy and completeness of the foregoing. If any of a Borrower's records or reports of the Collateral are prepared by an accounting service or other agent, such Borrower hereby authorizes such service or agent to deliver such records, reports and related documents to the Collateral Agent, for distribution to the Lenders.

          I.    Amendment to Section 8.    Section 8.10, Section 8.21, and Section 8.22 of the Agreement are amended in their entirety to read as follows:

            8.10    Distributions; Capital Change.    Neither Borrower shall (a) directly or indirectly declare or make, or incur any liability to make, any Distribution, or (b) make any change in its capital structure which could adversely affect the repayment of the Obligations; provided, however, that (x) Enterprises may make Distributions to Imation and (y) Imation shall be permitted to make acquisitions of its capital stock, provided that (i) no Default or Event of Default is outstanding, and (ii) prior to and immediately following any such acquisitions, the Liquidity Amount shall be at least $200,000,000.

            8.21    Minimum Borrowing Base Availability.    In the event the Liquidity Amount is at any time less than $200,000,000, the Borrowers will maintain Borrowing Base Availability of not less than $20,000,000.

            8.22    Adjusted Tangible Net Worth.    In the event the Liquidity Amount is at any time less than $200,000,000, the Borrowers will maintain Adjusted Tangible Net Worth of not less than $450,000,000.

        Section 2.    Conditions.    This Amendment shall be effective as of the Amendment Effective Date, subject to the Collateral Agent, in its sole discretion, being satisfied with the following conditions precedent:

          A.    Amendment.    Fully executed copies of this Amendment signed by the Borrower, the Lenders, and the Co-Agents shall be delivered to Collateral Agent.

          B.    Certificate.    A certificate executed by the Secretary to the Borrower certifying that the Boards of Directors of the Borrower have adopted resolutions authorizing the execution, delivery and performance of the Amendment.

          C.    Other Documents.    Borrower shall have executed and delivered to Collateral Agent such other documents and instruments as Collateral Agent may require.

          D.    Amendment Closing Fee.    Borrower shall have paid to Collateral Agent, for the account of the Lenders, the Amendment Closing Fee.

          E.    Arrangement Fee.    Borrower shall have paid to Collateral Agent, for its own account, the Arrangement Fee.

        Section 3.    Adjustments to Commitments and Pro Rata Shares.    The Lenders agree that, as of the Amendment Effective Date, a Settlement shall occur for the purpose of the Collateral Agent allocating the Loans then outstanding to each Lender based on their respective Commitments and Pro Rata Shares. On and after the Amendment Effective Date, each Lender shall have a Commitment and Pro Rata Share equal to the amount and Pro Rata Share set forth beside the Lender's name on the signature page of the Amendment. Fleet hereby resigns as Co-Agent effective as of the Amendment Effective Date and shall have no Commitment and no Pro Rata Share on and after the Amendment Effective Date. As of the Amendment Effective Date, The Bank of New York is appointed as a Co-Agent. Any interest, fees and other payments accrued prior to the Amendment Effective Date with respect to the Commitments and the Loans shall be for the account of each Lender based on their Pro Rata Shares as in effect prior to the Amendment Effective Date. Any interest, fees and other payments accrued on and after the Amendment Effective Date with respect to the Commitments and the Loans shall be for the account of the Lenders based on their Pro Rata Shares as of the Amendment Effective Date.

        Section 4.    Miscellaneous.

          A.    Survival of Representations and Warranties.    All representations and warranties made in the Agreement or any other document or documents relating thereto, including without limitation, any Loan Document furnished in connection with this Amendment, shall survive the execution and delivery of this Amendment and the other Loan Documents, and no investigation by the Collateral Agent, the Co-Agents, or the Lenders or any closing shall affect the representations and warranties or the right of the Collateral Agent, the Co-Agent, or the Lenders to rely thereon.

          B.    Reference to Agreement.    The Agreement, each of the Loan Documents, and any and all other agreements, documents or instruments now or hereafter executed and delivered pursuant to the terms hereof, or pursuant to the terms of the Agreement as amended hereby, are hereby amended so that any reference therein to the Agreement shall mean a reference to the Agreement as amended hereby.

          C.    Agreement Remains in Effect.    The Agreement and the Loan Documents remain in full force and effect and the Borrower ratifies and confirms its agreements and covenants contained therein. The Borrower hereby ratifies and confirms that each Schedule delivered to the Collateral Agent and the Lenders on the Closing Date remains true and correct in all respects, except for Schedule 8.14, which as attached hereto is amended and restated in its entirety and which Borrower confirms is true and correct as of the Amendment Effective Date. The Borrower hereby confirms that, after giving effect to this Amendment, no Event of Default or Default exists as of such date.

          D.    Severability.    Any provision of this Amendment held by a court of competent jurisdiction to be invalid or unenforceable shall not impair or invalidate the remainder of this Amendment and the effect thereof shall be confined to the provision so held to be invalid or unenforceable.

          E.    APPLICABLE LAW.    THIS AMENDMENT AND ALL OTHER LOAN DOCUMENTS EXECUTED PURSUANT HERETO SHALL BE DEEMED TO HAVE BEEN MADE AND TO BE PERFORMABLE IN THE STATE OF ILLINOIS AND SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ILLINOIS.

          F.    Successors and Assigns.    This Amendment is binding upon and shall inure to the benefit of the Lenders, Collateral Agent, Co-Agents and Borrower and their respective successors and assigns; provided, however, that Borrower may not assign or transfer any of its rights or obligations hereunder without the prior written consent of the Collateral Agent, Co-Agents, and Lenders.

          G.    Counterparts.    This Amendment may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same instrument. This Amendment may be transmitted and/or signed by facsimile and the effectiveness of any such documents and signatures shall have the same force and effect as manually signed originals and shall be binding on all parties.

          H.    Headings.    The headings, captions and arrangements used in this Amendment are for convenience only and shall not affect the interpretation of this Amendment.

          I.    Expenses of Agent.    Borrower agrees to pay on demand (i) all costs and expenses reasonably incurred by Collateral Agent in connection with the preparation, negotiation and execution of this Amendment and the other Loan Documents executed pursuant hereto and any and all subsequent amendments, modifications and supplements hereto or thereto, and (ii) all costs and expenses reasonably incurred by Collateral Agent in connection with the enforcement or preservation of any rights under the Agreement, this Amendment and/or other Loan Documents, including without limitation, the costs and fees of Agent's legal counsel.

          NO ORAL AGREEMENTS.    THIS AMENDMENT, TOGETHER WITH THE OTHER LOAN DOCUMENTS AS WRITTEN, REPRESENTS THE FINAL AGREEMENT BETWEEN COLLATERAL AGENT, CO-AGENTS, LENDERS AND BORROWER AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN AGENT, CO-AGENTS, LENDERS AND BORROWER.

        IN WITNESS WHEREOF, the parties have executed this Amendment under seal on the date first written above.

IMATION CORP.
By:

Name:

Title:

IMATION ENTERPRISES CORP.
By:

Name:

Title:

BANK OF AMERICA, N.A. (as Collateral Agent and as Lender)
Commitment Amount	By:
$20,000,000 (20%)
Name:

Title:

FLEET CAPITAL CORP. (as Co-Agent and as Lender)
Commitment Amount	By:
$0 (0%)
Name:

Title:

BANK ONE, N.A. (Main Office Chicago) (as Co-Agent and as Lender)
Commitment Amount	By:
$20,000,000 (20%)
Name:

Title:

THE BANK OF NEW YORK (as Co-Agent and Lender)
Commitment Amount	By:
$20,000,000 (20%)
Name:

Title:

PNC BANK, NATIONAL ASSOCIATION (as Lender)
Commitment Amount	By:
$20,000,000 (20%)
Name:

Title:

U.S. BANK NATIONAL ASSOCIATION (as Lender)
Commitment Amount	By:
$20,000,000 (20%)
Name:

Title:

REVISED SCHEDULE 8.14

DATED AS OF AMENDMENT EFFECTIVE DATE

1

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AMENDMENT NO. 2 TO LOAN AND SECURITY AGREEMENT
REVISED SCHEDULE 8.14